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                                                                    EXHIBIT 2


                                   ARTICLE X

                To the fullest extent permitted by Delaware General Corporation Law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE X shall eliminate or reduce the effect of this
ARTICLE X in respect of any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE X would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.